FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2006

                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                        Commission File Number: 001-32458

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F [X]       Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached to this Report on Form 6-K as Exhibit 1 are the results of operations of Diana Shipping Inc. for the nine months ended September 30, 2006.

          This Report on Form 6-K is hereby incorporated by reference into the registration statement of Form F-3 filed on December 13, 2006.

                                                                       Exhibit 1

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and their notes included herein.

Results of Operations

For the nine months ended September 30, 2006 compared to nine months ended September 30, 2005

Voyage and Time Charter Revenues increased by $1.8 million, or 2%, to $80.9 million in the nine months ended September 30, 2006, compared to $79.1 million for the same period in 2005. The increase is attributable to the increase in the number of vessels in the fleet after the acquisition of the Erato and the Thetis in November 2005, the acquisition of the Coronis and the Naias in January and August 2006 and the full operation in 2006 of the Pantelis SP, the Calipso and the Clio. This increase was partly offset by declining hire rates in 2006 compared to the same period of 2005.

Voyage Expenses decreased by $0.9 million, or 17%, to $4.3 million in the nine months ended September 30, 2006 compared to $5.2 million for the same period in 2005. The decrease in voyage expenses is attributable to the decrease in commissions in the nine months ended September 30, 2006 compared to the same period of 2005 due to the elimination of commissions charged by the management company after April 1, 2006. This decrease was partly offset by an increase in commissions which resulted from increased revenues.

Operating Expenses increased by $5.6 million, or 52%, to $16.3 million in the nine months ended September 30, 2006 compared to $10.7 million for the same period in 2005. The increase in operating expenses is attributable to the increased ownership days(1) resulting from the addition of new vessels to our fleet and increased stores and spares, repairs and crew costs.

----------
(1) Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

Depreciation and Amortization of Deferred Charges increased by $5.0 million, or 71%, to $12.0 million for the nine months ended September 30, 2006, compared to $7.0 million for the same period in 2005. This increase is the result of the increase in the number of vessels in our fleet and the increase in the number of vessels performing drydock and special surveys.

Management Fees decreased by $0.6 million, or 50%, to $0.6 million for the nine months ended September 30, 2006 compared to $1.2 million in the same period of 2005. The decrease is due to the elimination of management fees after the acquisition of the fleet manager. However, due to this acquisition General and Administrative Expenses during the nine months ended September 30, 2006 increased by $2.4 million to $4.4 million compared to $2.0 million in the same period in 2005.

Interest and Finance Cost increased by 0.4 million, or 18% ,to $2.6 million during the nine months ended September 30, 2006 compared $2.2 million for the same period in 2005. This increase is attributable to an increase in interest costs for long term debt and leased property and was partly offset by a decrease in amortization of finance charges.

Acquisition of Fleet Manager

     On April 1, 2006, the Company acquired 100% of the issued and outstanding shares of Diana Shipping Services S.A. ("DSS"), the management company, for a cash consideration of $20 million. The purchase price was financed with funds drawn under the revolving credit facility with RBS. The Company recorded the acquisition at historical cost under a method similar to a pooling of interests, due to the fact that in February 2005, the date the agreement to acquire DSS was originally signed, DSS and the Company were under common control. The purchase price in excess of DSS's historical book value at the date of acquisition of $20.3 million was considered a preferential deemed dividend and reduced net income available to common stockholders for the period.

Cash Flow

Net Cash Provided By Operating Activities

     Net cash provided by operating activities decreased by $0.9 million, or 2%, to $56.8 million for the nine months ended September 30, 2006 compared to $57.7 million for the same period in 2005. This decrease is primarily due to decreased time charter rates during the 2006 period, which was partially offset by the increase in revenues due to the enlargement of our fleet.

Net Cash Used In Investing Activities

     Net cash used in investing activities was $95.8 million for the nine months ended September 30, 2006, representing the balance of the purchase price and additional predelivery expenses in connection with our acquisition of the Coronis and the Naias and an advance of $18.2 million paid for the acquisition of our Capesize dry bulk carrier, the Sideris GS, which is expected to be delivered in late November 2006. For the nine months ended September 30, 2005 net cash used in investing activities was $91.5 million, representing the balance of the acquisition price and additional construction costs of the Pantelis, the Calipso and the Clio and a 10% advance paid with respect to the acquisition of the Thetis.

Net Cash Provided By Financing Activities

     Net cash provided by financing activities was $26.1 million for the nine months ended September 30, 2006, consisting of $98.1 million drawn under our revolving credit facility for the acquisition of the Coronis and the Naias in January and August 2006 and the acquisition of our fleet manager in April 2006; $71.4 million of debt repayment; $52.3 million of dividends paid; $71.7 million of net proceeds from our secondary public offering in June 2006 and $19.7 million of net consideration paid for the acquisition of our fleet manager, which represents the consideration of $20 million paid, net of $0.3 million of cash acquired in the transaction. For the same period of 2005, net cash provided by financing activities was $62.0 million consisting of $76.0 million of indebtedness drawn for the acquisition of the Pantelis SP and the Calipso; $194.0 million net proceeds from our initial public offering in March 2005; $168.7 million for repayment of principal and interest of our outstanding indebtedness during the period; $38.8 million of cash dividends paid to stockholders (before and after our initial public offering); $1.2 million of financing costs relating to our credit facility and $0.8 million of restricted cash that was made available due to repayment in full of all outstanding loans.

                               DIANA SHIPPING INC.
          INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Consolidated Balance Sheets as of December 31, 2005 and September 30,
2006 (Unaudited).......................................................     F-2

Unaudited Consolidated Statements of Income for the nine months ended
September 30, 2005 and 2006............................................     F-3

Unaudited Consolidated Statements of Stockholders' Equity for the nine
months ended September 30, 2005 and 2006...............................     F-4

Unaudited Consolidated Statements of Cash Flows for the nine months
ended September 30, 2005 and 2006......................................     F-5

Notes to Unaudited Interim Consolidated Financial Statements...........     F-6

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND SEPTEMBER 30, 2006 (UNAUDITED)

(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                  December 31,    September 30,
                                                      2005            2006
                                                 -------------    -------------

CURRENT ASSETS:
 Cash and cash equivalents                       $      21,230    $       8,410
 Accounts receivable, trade                              1,007              638
 Inventories                                               872            1,176
 Prepaid insurance and other                               166              483
 Prepaid charter revenue, current portion                3,322            2,659
                                                 -------------    -------------
     Total current assets                               26,597           13,366
                                                 -------------    -------------

FIXED ASSETS:
 Advances for vessels under construction and
 acquisitions and other vessel costs                     4,221           18,209
 Vessels                                               331,523          413,325
 Accumulated depreciation                              (24,218)         (35,568)
                                                 -------------    -------------
     Vessels' net book value                           307,305          377,757
                                                 -------------    -------------

Property and equipment, net                                 --              909
                                                 -------------    -------------

     Total fixed assets                                311,526          396,875
                                                 -------------    -------------

OTHER NON-CURRENT ASSETS:
 Deferred charges, net                                   2,004            2,471
 Prepaid charter revenue, non-current portion            1,822                -
                                                 -------------    -------------
     Total assets                                $     341,949    $     412,712
                                                 =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Current portion of long-term debt               $          --    $          --
 Accounts payable                                        1,590            2,839
 Due to related companies                                  215              152
 Accrued liabilities                                     1,685            1,699
 Unearned revenue                                        1,106            2,098
 Other current liabilities                                  71               71
                                                 -------------    -------------

     Total current liabilities                           4,667            6,859
                                                 -------------    -------------

LONG-TERM DEBT, net of current portion                  12,859           39,454
                                                 -------------    -------------

OTHER NON-CURRENT LIABILITIES                              265            1,500
                                                 -------------    -------------

COMMITMENTS AND CONTINGENCIES                               --               --
                                                 -------------    -------------

STOCKHOLDERS' EQUITY:

Preferred stock, $0,01 par value; 25,000,000
shares authorized, none issued                              --               --
Common stock, $0.01 par value; 100,000,000
 shares authorized; 45,000,000 and 53,050,000
 issued and outstanding at December 31, 2005
 and September 30, 2006                                    450              531
Additional paid-in capital                             296,831          368,477
Retained earnings/(accumulated deficit)                 26,877           (4,109)
                                                 -------------    -------------

     Total stockholders' equity                        324,158          364,899
                                                 -------------    -------------

     Total liabilities and stockholders' equity  $     341,949    $     412,712
                                                 =============    =============

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006

(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                       Nine months ended
                                                         September 30,
                                                     2005            2006
                                                 ------------    ------------

REVENUES:

Voyage and time charter revenues                 $     79,099    $     80,917

EXPENSES:

     Voyage expenses                                    5,189           4,327
     Vessel operating expenses                         10,668          16,263
     Depreciation and amortization of deferred
     charges                                            6,967          11,981
     Management fees                                    1,245             572
     Executive management services and rent               417              76
     General and administrative expenses                2,030           4,399
     Foreign currency gains                               (29)            (78)
                                                 ------------    ------------
     Operating income                                  52,612          43,377
                                                 ------------    ------------

OTHER INCOME (EXPENSES):

     Interest and finance costs                        (2,162)         (2,569)
     Interest income                                      665             831
                                                 ------------    ------------

     Total other income (expenses), net                (1,497)         (1,738)
                                                 ------------    ------------

Net income                                       $     51,115    $     41,639
                                                 ============    ============

     Preferential deemed dividend                $         --    $    (20,267)
                                                 ------------    ------------

Net income available to common stockholders      $     51,115    $     21,372
                                                 ============    ============

Earnings per common share, basic and diluted     $       1.40    $       0.44
                                                 ============    ============

Weighted average number of common shares,
basic and diluted                                  36,554,945      48,342,308
                                                 ============    ============

DIANA SHIPPING INC.
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006

(Expressed in thousands of U.S. Dollars - except for share and per share data)
                                                             Common Stock                   Appropriation     Retained
                                                         -------------------   Additional        Of          Earnings /
                                        Comprehensive                   Par     Paid-in       Retained      (Accumulated
                                           Income        # of Shares   Value    Capital       Earnings         Deficit)      Total
                                        -------------    -----------   -----   ----------   -------------    -----------   --------
BALANCE, December 31, 2004                                27,625,000   $ 276   $  39,489    $          --     $  19,287    $ 59,052

  - Net income                                 51,115             --      --          --               --        51,115      51,115
  - Contribution to additional-paid in
    capital                                                       --      --         417               --            --         417
  - Issuance of common stock                              12,375,000     124     193,852               --            --     193,976
  - Appropriation of retained earnings                            --      --          --           15,850       (15,850)         --
  - Removal of restrictions on
    appropriated retained earnings                                                                (15,850)       15,850          --
  - Dividends declared and paid
    ($ 0.51 per share)                                            --      --          --               --       (14,000)    (14,000)
  - Dividends declared and paid
    ($ 0.08 per share)                                                                                           (3,200)     (3,200)
  - Dividends declared and paid
    ($ 0.54 per share)                                                                                          (21,600)    (21,600)
                                        -------------
    Comprehensive income                $      51,115                                                                            --
                                        =============    -----------   -----   ---------    -------------     ---------    --------
BALANCE, September 30, 2005                               40,000,000   $ 400   $ 233,758    $          --     $  31,602     265,760
                                                         ===========   =====   =========    =============     =========    ========

BALANCE, December 31, 2005                                45,000,000   $ 450   $ 296,831    $          --     $  26,877     324,158

  - Net income                                 41,639             --      --          --               --        41,639      41,639
  - Contribution to additional-paid in
    capital                                                       --      --          76               --            --          76
  - Issuance of common stock                               8,050,000      81      71,570               --            --      71,651
  - Dividends declared and paid
    ($ 0.40 per share)                                            --      --          --               --       (18,000)    (18,000)
  - Dividends declared and paid
    ($ 0.345 per share)                                           --      --          --               --       (15,525)    (15,525)
  - Dividends declared and paid
    ($ 0.355 per share)                                           --      --          --               --       (18,833)    (18,833)
  - Preferential deemed dividend                                  --      --          --               --       (20,267)    (20,267)
                                        -------------
    Comprehensive income                $      41,639
                                        =============    -----------   -----   ---------    -------------     ---------    --------
BALANCE, September 30, 2006                               53,050,000   $ 531   $ 368,477    $          --     $  (4,109)    364,899
                                                         ===========   =====   =========    =============     =========    ========

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006

(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                              September 30,
                                                            2005         2006
                                                         ---------    ---------

Cash Flows from Operating Activities:

     Net income                                          $  51,115    $  41,639
     Adjustments to reconcile net income to net cash from operating activities:

      Depreciation and amortization of deferred charges      6,967       11,981
      Executive management services and rent                   417           76
      Amortization and write off of financing costs            549           99
      Recognition/(amortization) of free lubricants
      benefit                                                  (18)         (53)
     (Increase) Decrease in:
      Receivables                                             (872)         369
      Inventories                                             (199)        (304)
      Prepayments and other                                   (134)        (184)
      Prepaid charter revenue                                   --        2,485
     Increase (Decrease) in:
      Accounts payable                                         239          959
      Due to related companies                                (283)          48
      Accrued liabilities                                      347         (924)
      Unearned revenue                                         310          992
      Other non current liabilities                             --          773
     Dry dockings                                             (774)      (1,133)
                                                         ---------    ---------

Net Cash provided by Operating Activities                   57,664       56,823
                                                         ---------    ---------

Cash Flows from Investing Activities:
     Advances for vessels under construction and
     acquisitions and other vessel costs                    (4,435)     (18,209)
     Vessel acquisitions                                   (87,052)     (77,581)
                                                         ---------    ---------

Net Cash used in Investing Activities                      (91,487)     (95,790)
                                                         ---------    ---------

Cash Flows from Financing Activities:
     Proceeds from long-term debt                           76,000       98,100
     Proceeds from public offering, net of
     related issuance costs                                193,976       71,651
     Decrease in restricted cash                               789           --
     Financing costs                                        (1,200)        (100)
     Payments of long-term debt                           (168,716)     (71,425)
     Consideration paid for DSS acquisition, net                --      (19,721)
     Dividends paid                                        (38,800)     (52,358)
                                                         ---------    ---------

Net Cash provided by Financing Activities                   62,049       26,147
                                                         ---------    ---------

Net increase (decrease) in cash and cash equivalents        28,226      (12,820)
Cash and cash equivalents at beginning of period             1,758       21,230
                                                         ---------    ---------

Cash and cash equivalents at end of period               $  29,984    $   8,410
                                                         =========    =========

SUPPLEMENTAL CASH FLOW INFORMATION
     Cash paid during the period for:
      Interest payments, net of amounts capitalized      $   1,170    $   1,438
                                                         =========    =========
     Non-cash financing activities:
      Executive management services and rent             $     417    $      76
                                                         =========    =========

                               DIANA SHIPPING INC.
          NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2006

   (Expressed in thousands of U.S. Dollars - except share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. ("Diana") and its wholly-owned subsidiaries (collectively, the "Company"). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp., under the laws of the Republic of Liberia. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Republic of the Marshall Islands. In March 2005, December 2005 and June 2006 the Company completed its initial and two secondary public offerings in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $193,976, $63,085 and $71,651, respectively.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2006.

The consolidated balance sheet as of December 31, 2005 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

1.1  Shipowning companies incorporated in the Republic of Panama:

(a) Skyvan Shipping Company S.A. ("Skyvan"), owner of the Bahamas flag 75,311 dwt bulk carrier vessel "Nirefs", which was built and delivered in January 2001.

(b) Buenos Aires Compania Armadora S.A. ("Buenos"), owner of the Bahamas flag 75,247 dwt bulk carrier vessel "Alcyon", which was built and delivered in February 2001.

(c) Husky Trading, S.A. ("Husky"), owner of the Bahamas flag 75,336 dwt bulk carrier vessel "Triton", which was built and delivered in March 2001.

(d) Panama Compania Armadora S.A. ("Panama"), owner of the Bahamas flag 75,211 dwt bulk carrier vessel "Oceanis", which was built and delivered in May 2001.

(e) Eaton Marine S.A. ("Eaton"), owner of the Greek flag 75,106 dwt bulk carrier vessel "Danae" (built in 2001), which was acquired in July 2003.

(f) Chorrera Compania Armadora S.A. ("Chorrera"), owner of the Greek flag 75,172 dwt bulk carrier vessel "Dione" (built in 2001), which was acquired in May 2003.

(g) Cypres Enterprises Corp. ("Cypres"), owner of the Bahamas flag 73,630 dwt bulk carrier vessel "Protefs" (Hull No. H2301), which was built and delivered in August 2004.

(h) Darien Compania Armadora S.A. ("Darien"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel "Calipso" (Hull No. H2303), which was built and delivered in February 2005.

(i) Cerada International S.A ("Cerada"), owner of the Bahamas flag 169,883 dwt bulk carrier vessel "Pantelis SP" (built in 1999), which was acquired in February 2005.

(i) Texford Maritime S.A. ("Texford"), owner of the Bahamas flag 73,691 dwt bulk carrier vessel "Clio" (Hull No. H2304), which was built and delivered in May 2005.

(j) Urbina Bay Trading, S.A. ("Urbina"), owner of the Bahamas flag 74,444 dwt bulk carrier vessel "Erato" (built in 2004), which was acquired in November 2005.

(k) Changame Compania Armadora S.A. ("Changame"), owner of the Bahamas flag 73,583 dwt bulk carrier vessel "Thetis" (built in 2004), which was acquired in November 2005.

(l) Vesta Commercial, S.A. ("Vesta"), owner of the Bahamas flag 74,381 dwt bulk carrier vessel "Coronis" (Hull No. H1307A), which was built and delivered in January 2006 (Note 7).

1.2. Subsidiaries incorporated in the Republic of the Marshall Islands:

(a) Ailuk Shipping Company Inc. ("Ailuk"), owner of the Marshall Islands' flag 73,546 dwt dry bulk carrier vessel "Naias" (built in 2006), which was delivered in August 2006 (Note 7).

(b) Bikini Shipping Company Inc. ("Bikini"), has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1107, expected to be delivered in the second quarter of 2010 (Note 6).

(c) Eniwetok Shipping Company Inc. ("Eniwetok"), has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1108, expected to be delivered in the second quarter of 2010 (Note 6).

(d) Jaluit Shipping Company Inc. ("Jaluit"), has entered into a Memorandum of Agreement to acquire a capesize dry bulk carrier (Hull No. H1026), to be named Sideris GS. The vessel was built at the Shanghai Waigaoqiao Shipbuilding Co., Ltd., in the People's Republic of China (Note 6). The vessel was delivered in November 2006.

(e) Kili Shipping Company Inc. ("Kili"), was established in September 2006 and is a wholly owned subsidiary of the Company. At September 30, 2006, Kili did not have any operations.

(f) Knox Shipping Company Inc. ("Knox"), was established in September 2006 and is a wholly owned subsidiary of the Company. At September 30, 2006, Knox did not have any operations.

(g) Lib Shipping Company Inc. ("Lib"), was established in September 2006 and is a wholly owned subsidiary of the Company. At September 30, 2006, Lib did not have any operations.

(h) Majuro Shipping Company Inc. ("Majuro"), was established in September 2006 and is a wholly owned subsidiary of the Company. At September 30, 2006, Majuro did not have any operations.

(i) Taka Shipping Company Inc. ("Taka"), was established in September 2006 and is a wholly owned subsidiary of the Company. At September 30, 2006, Taka did not have any operations.

1.3. Subsidiary incorporated in the United States of America:

     Bulk Carriers (USA) LLC ("Bulk Carriers"), was established in September 2006, in the State of Delaware, USA, to act as the Company's authorized representative in the United States.

1.4. Diana Shipping Services S.A. ("DSS"). On April 1, 2006, the Company acquired 100% of the issued and outstanding shares of DSS, the management company, for a cash consideration of $20,000. The purchase price was financed with funds drawn under the revolving credit facility with Royal Bank of Scotland (Note 10). The Company recorded the acquisition at historical cost under a method similar to a pooling of interests, due to the fact that in February 2005, the date the agreement to acquire DSS was originally signed, DSS and the Company were under common control. The purchase price in excess of DSS's historical book value at the date of acquisition of $20,267 is considered a preferential deemed dividend and is reflected as a reduction in net income available to common stockholders in the accompanying 2006 unaudited consolidated statement of income.

DSS provides the Company and the vessels with management services, pursuant to management agreements, for a fixed monthly fee of $15 per vessel and 2% commission on all voyage and time charter revenues. Management fees charged by DSS for the nine months ended September 30, 2005 and 2006 amounted to $1,245 and $1,769, respectively. Commissions charged by DSS for the nine months ended September 30, 2005 and 2006 amounted to $1,578 and $1,662, respectively. Effective April 1, 2006 the Company's consolidated financial statements include the financial position, cash flows and results of operations of DSS. Accordingly, effective April 1, 2006, management fees of $1,197 and commissions of $1,165 charged by DSS are eliminated in the consolidated financial statements as intercompany transactions. Commissions charged by DSS up to March 31, 2006 are included in voyage expenses in the accompanying unaudited consolidated statements of income. As at December 31, 2005 an amount of $164 was payable to DSS and is included in due to related companies.

During the nine months ended September 30, 2005 and 2006, six charterers individually accounted for 10% or more of the Company's voyage and time charter revenues as follows:

                          Charterer     2005      2006
                         ------------  -------   ------
                              A           27%      20%
                              B           13%      16%
                              C           13%        -
                              D           13%        -
                              E             -      15%
                              F             -      10%

2.   Significant Accounting Policies adopted in the period and Recent Accounting
     Pronouncements:

(a) Pension and retirement benefit obligations. Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Employer's contributions for the period from acquisition of the management company to September 30, 2006 amounted to $180.

(b) Employees' retirement and staff leaving indemnities. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with cause. The Company, as of the acquisition date of DSS (April 1, 2006), recognized in the balance sheet the estimated benefit obligation for the past service of DSS's employees, which amounted to $736. The service cost for the period from April 1, 2006 to September 30, 2006 was estimated at $30 and the interest cost at $14 and is included in general and administrative expenses in the accompanying 2006 unaudited consolidated statement of income. However, such costs are not known until the end of the fiscal year. As at September 30, 2006, the cumulative benefit obligation was estimated at $780 of which $44 is included in accrued liabilities and $736 in other non-current liabilities in the accompanying unaudited consolidated balance sheet.

(c) Property and equipment. The Company leases from a related party property for office space, a warehouse and parking spaces, which was previously owned by DSS, the management company. The sale and leaseback is accounted for by the financing method and the property remains in the Company's consolidated financial statements and is being depreciated on a straight-line basis over the property's remaining useful life. The estimated useful life of the property is 20 years and no residual value has been estimated. Equipment consists of office furniture and equipment and computer software and hardware. The useful life of the office furniture and equipment is 5 years and of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(d) Recent Accounting Pronouncements: On September 15, 2006 the FASB issued, FASB Statement No. 157 on fair value measurement. The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which, companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The adoption of the standard is not expected to have a material effect on the Company's financial position or results of operations.

3.   Transactions with Related Parties:

(a) Altair Travel S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses for the nine months ended September 30, 2005 and 2006 amounted to $490 and $658, respectively, and are mainly included in vessel operating expenses and general and administrative expenses in the accompanying unaudited consolidated statements of income. Effective April 1, 2006 the Company also pays Altair rent for parking spaces and a warehouse leased by DSS in January 2006, amounting to Euro 11,000 per annum plus taxes. Rent paid for the period from the acquisition of DSS, on April 1, 2006, to September 30, 2006 amounted to $8. No amounts were payable to or receivable from Altair at December 31, 2005. At September 30, 2006 an amount of $97 was payable to Altair and is included in due to related companies in the accompanying unaudited consolidated balance sheet.

(b)  Fortis Bank ("Fortis") ultimate shareholder of Zoe S. Company Ltd. ("Zoe"):
     On December 30, 2002, a share purchase and subscription agreement was signed by Zoe, Ironwood Trading Corp. (the then sole shareholder of the Company), certain executives (including Mr. Simeon Palios) and the Company. Under the terms of this agreement, Zoe acquired from Ironwood Trading Corp. 50% of the then issued and outstanding common share capital of the Company for a fixed sum, and in September 2004, sold 25% of its common stock to Corozal Compania Naviera SA, ("Corozal"), a company controlled by Mr. Simeon Palios. In February 2005, the agreement was amended, so as to facilitate the Company's initial public offering and was terminated on its closing in March 2005. As at December 31, 2005 and September 30, 2006, Zoe owned 5,050,000 shares representing 11.22% and 9.52%, respectively, of the Company's outstanding common stock.

     Fortis, through Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., was an underwriter in the Company's initial public offering in March 2005 and the secondary offering in December 2005 and received a total of $1,659 in underwriting commissions in 2005 in connection with both offerings.

     In September 2006, the Company accepted a commitment letter from Fortis Bank for a secured term loan of up to $62,000, to provide pre-delivery financing for the acquisition of the two capesize dry bulk carriers, the Company has agreed to purchase (Notes 1.2(b), 1.2(c), 6 and 10).

(c) Universal Shipping and Real Estates Inc. ("Universal"). Universal is a company controlled by the Company's CEO and Chairman. In January 2006, DSS entered into a lease agreement with Universal for the lease of office space, a warehouse and parking spaces (see also Notes 2(c) and 9). As of April 1, 2006, the Company pays rent to Universal amounting to Euro 236,000 per annum plus stamp duty. Rent expense for the period from the acquisition of DSS to September 30, 2006 amounted to $158 of which the amount of $84 relating to the lease expense for the property sold and leased back by DSS (Note 9) is included in interest and finance costs and the remainder in general and administrative expenses in the accompanying 2006 unaudited consolidated statement of income. No amounts were payable to or receivable from Universal as at September 30, 2006.

4.   Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

                              December 31, 2005   September 30, 2006
                              -----------------   ------------------

     Lubricants ..............              686                  962
     Victualling .............              186                  214
                              -----------------   ------------------
           Total .............              872                1,176
                              =================   ==================

5.   Prepaid Charter Revenue

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2005 and September 30, 2006 reflect an asset recognized by the Company pursuant to the acquisition of the vessel Thetis. The vessel, upon her delivery on November 28, 2005, was placed on an existing time charter contract assumed from its previous owners through arrangements with the respective charterer. The contract, which expires between July and September 2007, is at the rate of $25 per day, gross of commissions. The Company, upon delivery of the vessel, evaluated the charter contract assumed and recognized an asset of $5,443 representing the excess of the fair value of the charter contract assumed over the then fair value of such charter at current market rates with the balance of the total contract price allocated to the vessel's purchase price. As of December 31, 2005 and September 30, 2006, the unamortized balance of the asset amounted to $5,144 and $2,659, respectively and is reflected in prepaid charter revenue in the accompanying consolidated balance sheets. The amortization for the nine months ended September 30, 2006 amounted to $2,485 and is included as a reduction of voyage and time charter revenues in the accompanying 2006 unaudited consolidated statement of income.

6.   Advances for Vessels Construction and Acquisition and Other Vessel Costs:

The amount shown in the accompanying unaudited consolidated balance sheet as at September 30, 2006 reflects an advance payment (20% of the purchase price) made by the Company to the sellers of the vessel Sideris GS., plus expenses. The Company agreed to acquire the 174,187 dwt dry bulk carrier on September 7, 2006 for the purchase price of $91,000. The vessel was delivered to the Company in November 2006 (Note 13(d)).

On September 13, 2006, the Company entered into agreements with unrelated third parties to assume two shipbuilding contracts dated March 30, 2006, for the construction of two 177,000 dwt Capesize dry bulk carriers with Hull No. H1107 and H1108 for the price of $60,200 each. The vessels will be constructed by the China Shipbuilding Trading Company Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. (collectively the "Builders") and are expected to be delivered to the Company in the second quarter of 2010. As at September 30, 2006, no amounts were paid in relation to these shipbuilding contracts (Note 13(b)).

7.   Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                             Vessel    Accumulated     Net Book
                                              Cost     Depreciation     Value
                                            --------   ------------    --------

Balance, December 31, 2005 ...............   331,523        (24,218)    307,305
- Transfers from advances for vessels
  under construction and acquisitions
  and other vessel costs .................     4,221             --       4,221
- Vessel acquisitions ....................    77,581             --      77,581
- Depreciation ...........................        --        (11,350)    (11,350)
                                            --------       --------    --------
Balance, September 30, 2006 ..............   413,325        (35,568)    377,757
                                            ========       ========    ========

In October 2005, the Company entered into an agreement with an unrelated third party company to acquire a Panamax dry bulk carrier, the 74,381 dwt Coronis, for a total consideration of $42,000. The vessel, at the time the agreement was concluded, was under construction at the Hudong Shipyard in China. As part of the Memorandum of Agreement, the Company concluded a time charter agreement with a company related to the seller of the vessel, commencing upon the vessel's delivery, for a period of minimum 11 to maximum 13 months at the charterer's option, at the rate of $21 per day, gross of commissions. As of December 31, 2005, the Company had made an advance payment (10% of the purchase price) of $4,200 plus expenses, while the remaining balance of $37,800 was paid upon delivery of the vessel in January 2006. The Company incurred additional pre-acquisition costs, which amounted to $138 and are included in the vessel's cost.

In June 2006, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire the 73,546 dwt Panamax dry bulk carrier, the Naias, for the purchase price of $39,600. As part of the Memorandum of Agreement, the Company concluded a time charter agreement with a company related to the seller of the vessel, commencing upon the vessel's delivery, for a period of minimum 11 to maximum 13 months at the charterer's option, at the rate of $21 per day, net of commissions. Upon signing of the agreement, the Company paid a 10% advance and on the vessel's delivery in August 2006 the 90% balance of the purchase price amounting to $35,640. The Company incurred additional pre-acquisition costs, which amounted to $64 and are included in the vessel's cost.

All Company's vessels, with the exception of the Coronis and the Naias, having a total carrying value of $297,257 as of September 30, 2006, have been provided as collateral to secure the revolving credit facility discussed in Note 10. As of September 30, 2006, all vessels were operating under time charters, the last of which expires in January 2008.

8.   Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                  Financing    Drydock
                                                    Costs      Costs      Total
                                                  ---------    -------    -----
Balance, December 31, 2005 ....................       1,116        888    2,004
- Additions ...................................         100      1,133    1,233
- Amortization ................................         (99)      (587)    (686)
- Financing costs presented as a
  contra to debt ..............................         (80)        --      (80)
                                                  ---------    -------    -----
Balance, September 30, 2006 ...................       1,037      1,434    2,471
                                                  =========    =======    =====

Financing costs represent fees paid to the lenders relating to the $230 million secured revolving credit facility signed in February 2005 with the Royal Bank of Scotland. Additions to financing costs represent fees paid to the bank for the amendment of the agreement to extend the facility amount to $300 million (Note
10). Financing costs presented as a contra to debt represent the portion of financing fees relating to the outstanding portion of long-term debt.

Additions to deferred drydock cost represent expenditures incurred for the drydocking of the vessels Danae, Triton and Oceanis, which were completed in January, February and April 2006, respectively.

The amortization of loan financing costs is included in interest and finance costs in the accompanying unaudited consolidated statements of income and the amortization of drydock costs is included in depreciation and amortization of deferred charges in the accompanying unaudited consolidated statements of income.

9.   Property and equipment, net:

The amount shown in the accompanying 2006 unaudited consolidated balance sheet is analyzed as follows:

                                                         Furniture and
                                             Property      Equipment      Total
                                             --------    -------------    -----
Balance, December 31, 2005 ...............         --               --       --
- Additions as a result of DSS
  acquisition ............................        890               40      930
- Other Additions ........................         --               23       23
- Depreciation ...........................        (32)             (12)     (44)
Balance, September 30, 2006 ..............        858               51      909
                                             ========    =============    =====

In December 2005, DSS sold its property consisting of office space, a warehouse and parking spaces to Universal (Note 3(c)) for a sale price of $515. In January 2006, DSS entered into a lease agreement with Universal to lease back the property sold, as well as additional office space owned by Universal, for a period of three years and for the monthly rent of Euro 19,700 plus stamp duty adjusted each year by the reported inflation rate plus 3%. The lease agreement does not include terms for renewal at the end of the lease term. DSS has provided Universal a security deposit equal to one monthly rent. This security deposit will be released to the lessee at the end of the lease term reduced by any amounts retained for damages to the property, if any. The lessee is responsible for the maintenance of the property. On December 1, 2006, DSS and Universal entered into a new agreement in order to cancel part of the lease (Note 13(e)).

The sale and subsequent leaseback of the property has been accounted for by the financing method. As a result, DSS continues to carry the property sold and leased back as an asset and depreciates it until expiration of the lease agreement. The purchase price was recorded in financing obligations and is included in other non-current liabilities in the accompanying 2006 unaudited consolidated balance sheet. As at September 30, 2006 financing obligations amounted to $553 and was increased by an amount of $37 of interest expense which is included in interest and finance costs in the accompanying 2006 unaudited consolidated statement of income. Upon expiration of the lease agreement, such finance obligation will be de-recognized from the balance sheet along with the net book value of the property.

10.  Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

                                                  December 31,    September 30,
                                                      2005            2006
                                                  ------------    -------------
Balance under the revolving credit facility ...         12,925           39,600
Less related deferred financing costs .........            (66)            (146)
                                                  ------------    -------------
Total .........................................         12,859           39,454
Less: Current portion .........................             --               --
                                                  ------------    -------------
Long-term portion .............................         12,859           39,454
                                                  ============    =============

Revolving Credit Facility: In February 2005, the Company entered into an agreement with the Royal Bank of Scotland for a $230 million secured revolving credit facility, to finance the acquisition of additional dry bulk carrier vessels or cellular container ships, the acquisition of DSS (Note 1.4) and for working capital. On May 24, 2006, the Company entered into an amended agreement to extend the facility amount to $300 million. Pursuant to the amended agreement the Company is permitted to borrow amounts up to the facility limit, provided that certain pre-conditions are satisfied and that borrowings do not exceed 75% of the aggregate value of the mortgaged vessels. The maturity of the credit facility is ten years and the interest rate on amounts drawn is at LIBOR plus a margin.

The amended facility is available in full for six years (instead of five years) from May 24, 2006, the new availability date. At the end of the sixth year it will be reduced by $15 million (instead of $20 million) and over the remaining period of four years will be reducing in semiannual amounts of $15 million (instead of $13.5 million) with a final reduction of $165 million (instead of $75 million) together with the last semi annual reduction.

In January and May 2006, the Company drew down an amount of $38,500 and $20,000, respectively under the revolving credit facility with the Royal Bank of Scotland, to fund the balance of the purchase price of the Coronis acquired on January 25, 2006 and for working capital purposes (Note 7) and the purchase price of DSS acquired on April 1, 2006 (Note 1.4). In June 2006, the Company repaid the full outstanding balance as of that date, amounting to $71,425 plus interest, with the proceeds of the secondary public offering completed in June 2006 (Note 12).

As at September 30, 2006 a principal amount of $39,600 was outstanding under the revolving credit facility, relating to a draw down on August 9, 2006 to fund the total purchase price of the vessel Naias, which was delivered on August 11, 2006 (Note 7).

The credit facility is secured by a first priority or preferred ship mortgage on all vessels in the fleet excluding the Coronis and the Naias, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio (vessels' market values at least 120% of the outstanding balance of the credit facility), minimum liquidity of $400 per each vessel in the fleet unless the available credit facility for working capital exceeds this amount and other financial covenants. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants.

On the undrawn portion of the facility the Company pays commitment fees, which for the nine months ended September 30, 2005 and 2006 amounted to $424 and $504, respectively and are included in interest and finance costs in the accompanying unaudited consolidated statements of income.

Total interest incurred on long-term debt for the nine months ended September 30, 2005 and 2006 amounted to $1,155 and $1,790, respectively. Of the above amounts, $122 and $0 were capitalized as part of the vessel cost for advances paid for vessels under construction for the nine months ended September 30, 2005 and 2006, respectively. Interest expense on long-term debt, net of interest capitalized, is included in interest and finance costs in the accompanying unaudited consolidated statements of income.

Secured term loan facility: In September 2006, the Company, acting as the Corporate Guarantor accepted, on behalf of its subsidiaries Eniwetok and Bikini (the "Borrowers") a commitment letter from Fortis Bank for a loan of up to $62,000 to partially fund the construction cost of the two 177,000 dwt Capesize dry bulk carriers discussed in Note 6. The loan will be drawn in four advances for each vessel according to the payment schedule provided in the ship-building contracts discussed in Note 6, and on the drawn amounts will bear interest at LIBOR plus a margin. The loan will be secured by a first priority assignment of the refund guarantees (guarantees issued from the builders' bank, in favour of the Company, on behalf of the Builders), a first priority assignment of the Borrowers' rights under the shipbuilding contracts, a corporate guarantee and will contain covenants and financial covenants relating to Corporate Guarantor.

11.  Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying interim consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

12.  Common Stock and Additional Paid-In Capital:

(a) Preferred stock and common stock: Under the amended articles of incorporation in February 2005, discussed in Note 1, the Company's authorized capital stock consists of 100,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(b) Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them and (iii) the value of executive management services provided through the management agreement with DSS to the Company until consummation of the initial public offering in March 2005, as well as the value of the lease expense for the office space and of the secretarial services that have been provided to the Company at no additional charge by DSS until its acquisition by the Company.

     The value of the executive management services (until consummation of the Company's initial public offering in March 2005) and rent (until acquisition of DSS in April 2006) for the nine months ended September 30, 2005 and 2006, amounted to $417 and $76, respectively, and is separately reflected in the accompanying unaudited consolidated statements of income. The value of the services was determined by reference to the amounts of the employment agreements signed between the Company and its executives. The value of the rent for the free office space was determined by reference to the lease agreement between DSS and Universal, which acquired the office space previously owned by DSS.

(c) Secondary public offering: In June 2006 the Company completed an additional secondary public offering in the United States under the United States Securities Act of 1933, as amended, and issued 8,050,000 shares of common stock with par value $0.01 per share. The net proceeds of the secondary public offering amounted to $71,651.

(d) Dividends and preferential deemed dividend: During the nine months ended September 30, 2006, the Company paid dividends of $52,358, from its results of operations during the fourth quarter of 2005 and the first and second quarter of 2006. In addition, upon acquisition of DSS the purchase price paid in excess of DSS's historical book value amounting to $20,267 was considered a preferential deemed dividend and decreased the net income available to common stockholders for the nine months ended September 30, 2006.

(e) Incentive plan: In February 2005, the Company adopted an equity incentive plan which entitles the Company's officers, key employees and directors to receive options to acquire the Company's common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by the Company's Board of Directors. Under the terms of the plan, the Company's Board of Directors will be able to grant new options exercisable at a price per share to be determined by the Company's Board of Directors. No options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering. As of September 30, 2006, no options were granted under the plan.

13.  Subsequent Events:

(a) Declaration of dividends: On November 7, 2006, the Company declared dividends amounting to $21,220, or $0.40 per share, payable on or about November 30, 2006 to stockholders of record as of November 22, 2006.

(b) New facility agreement: On November 6, 2006 the Company, acting as the Corporate Guarantor, through its subsidiaries Eniwetok and Bikini (the "Borrowers"), entered into a facility agreement with Fortis Bank (Notes 3 and 10) for a loan of up to $60,200 and a guarantee facility of up to $36,451, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of two 177,000 dwt Capesize dry bulk carriers, expected to be delivered to the Company in the second quarter of 2010 (Note 6). The loan facility will be available in advances, according to the payment schedule provided in the ship-building contracts, until December 30, 2010 (the termination date) and such advances will be repaid in full at the earlier of the repayment date (December 31, 2010) or the delivery of each vessel. The guarantee facility will be available until December 31, 2010.

     The loan will bear interest at LIBOR plus a margin and commitment fees of 0.10% on the undrawn portion of the loan. The bank guarantee will bear guarantee commission. An arrangement fee of $60 was paid upon signing the agreement. The loan is secured with a corporate guarantee, pre-delivery security assignments, an account pledge, a refund guarantee assignment consents and acknowledgements, a contract assignment consents and acknowledgements.

     On November 29, 2006 the Company drew down an amount of $24,080 under the facility agreement in order to fund the first installment for the constructions of the two Capesize dry bulk carriers.

(c) Acceptance of offer letter for a new facility agreement: On November 23, 2006 the Company accepted an offer letter from the Royal Bank of Scotland for a loan facility of up to $200 million to be used for the purchase of vessels or shipping companies. The drawdown of this facility is subject to previous full utilization of the existing revolving credit facility (Note
     10). The facility will be available for a period of 364 days from the First Availability Date (latest by December 31, 2006) and will bear interest at LIBOR plus a margin. An arrangement fee of $100 will be payable upon signing of the agreement, latest by December 31, 2006, after which if the agreement is not signed, the offer will lapse notwithstanding its acceptance.

(d) Delivery of vessel and drawdown of loan: On November 27, 2006, the Company drew down an amount of $75 million under the revolving credit facility with the Royal Bank of Scotland, to fund part of the purchase price of the Capesize dry bulk carrier Sideris GS (Note 6), which was delivered to the Company on November 28, 2006.

(e) Amended and new rent agreements: On December 1, 2006 DSS and Universal entered into an agreement in order to reduce the office space leased by DSS to one floor (instead of two) and respectively the monthly rental and guarantee amount. According to the amended agreement, effective December 1, 2006, the monthly rental was reduced to Euro 11,187 or Euro 134,244 per year, plus stamp duty. In addition, DSS entered into a new rental agreement with Diana Shipping Agencies S.A., a company also controlled by the Company's CEO and Chairman, in order to lease office space in the same building for the monthly rent of Euro 8,000 or Euro 96,000 per year plus stamp duty, adjusted annually. The new lease duration is 25 months commencing on December 1, 2006. The Company also paid a guarantee amount equal to one monthly rental, being returnable at the end of the lease term.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DIANA SHIPPING INC.
                                            (registrant)


     Dated: December 13, 2006           By: /s/ Anastassis Margaronis
                                            -------------------------
                                            Anastassis Margaronis
                                            President

SK 23159 0002 730251